Contact:	Edward R. Carlin
Chief Financial Officer, Goody’s Family Clothing, Inc.
(865) 966-2000

Edward McCarthy
D.F. King & Co.
(212) 493-6952
AGREEMENT IN PRINCIPLE ON
SETTLEMENT REACHED IN LITIGATION RELATING TO
ACQUISITION OF GOODY’S FAMILY CLOTHING;
NO TENDER OFFER PROCEEDS TO BE WITHHELD
New York, New York and Knoxville, Tennessee (December 23, 2005) — Goody’s Family Clothing, Inc. (Nasdaq:GDYS) and GF Acquisition Corp., an affiliate of Prentice Capital Management, LP and GMM Capital LLC, announced today that an agreement in principle on a settlement has been reached in the litigation relating to the Acquisition Agreement and Agreement and Plan of Merger, dated as of October 27, 2005, among Goody’s, GF Goods Inc. (now known as Goody’s Holdings, Inc.) and GF Acquisition Corp. The Chancery Court for Knox County, Tennessee, lifted the temporary injunction which required that $1,000,000 be withheld from the proceeds of the tender offer contemplated by the Merger Agreement.
Under the terms of the agreement in principle reached on the settlement, Goody’s would deposit $700,000 in a dedicated account, pending court approval and class certification, thereby eliminating the requirement that tender offer proceeds be withheld. Pursuant to the temporary injunction, which had been entered on December 9, 2005, approximately $0.03 per share was to have been withheld from the $9.60 per share payment to the shareholders of Goody’s in connection with the tender offer for all of the shares of the common stock of Goody’s pursuant to the Merger Agreement, which is scheduled to expire at 8 a.m. on December 27, 2005. As a result of the lifting of the temporary injunction, upon expiration of the tender offer and acceptance and payment for the shares by GF Acquisition Corp., Goody’s shareholders will receive the full $9.60 per share payment for shares tendered in the tender offer and no portion of such purchase price will be withheld.
The tender offer is scheduled to expire as of 8:00 a.m., New York City time, on December 27, 2005. Since the day prior to the expiration of the tender offer, December 26, 2005, is a holiday, and in view of the 8:00 a.m. expiration time of the offer on December 27, 2005, shareholders would be advised to tender any shares that they have not already tendered by Friday, December 23, 2005, in order to ensure that the shares would be received by the depositary for the offer, Computershare Shareholder Services, Inc., before expiration of the offer.
Goody’s, headquartered in Knoxville, Tennessee, is a retailer of moderately priced family apparel, and with the temporary closure of one store due to hurricane damage, currently operates 381 stores in the 21 states of Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia and West Virginia.
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SETTLEMENT REACHED IN LITIGATION RELATING TO ACQUISITION OF GOODY’S FAMILY CLOTHING; NO TENDER OFFER PROCEEDS TO BE WITHHELD

December 23, 2005
GF Acquisition Corp., a Tennessee corporation, is a wholly owned subsidiary of Goody’s Holdings, Inc., a Delaware corporation. GF Acquisition Corp. and Goody’s Holdings, Inc. were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the tender offer. Goody’s Holdings, Inc. is a privately held company owned by GMM Capital LLC and PGDYS LLC. Prentice Capital Management, LP is the managing member of PGDYS LLC.
The foregoing announcement is qualified in its entirety by reference to GF Acquisition, Inc.’s Tender Offer Statement on Schedule TO, including the Offer to Purchase dated November 10, 2005, as amended on December 2, 2005, amended and supplemented on December 13, 2005, and amended on December 22, 2005, and the related letter of transmittal, which can be obtained for free, along with other filed documents, at the SEC’s website www.sec.gov.
This press release contains certain forward-looking statements which are based upon current expectations relating to the settlement of the litigation and these statements involve material risks and uncertainties including negotiation and execution of a stipulation of settlement by the necessary parties and satisfaction of the conditions to the tender offer. Readers are cautioned that any such forward-looking statement is not a guarantee of future results and involves risks and uncertainties, and that actual results and outcomes may differ materially from those projected in the forward-looking statements. The Company and GF Acquisition Corp. do not undertake to publicly update or revise such forward-looking statements even if future changes make it clear that any projected results or outcomes expressed or implied therein will not be realized.
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